United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August, 2015

Commission File Number: 001-35892

GW PHARMACEUTICALS PLC

(Translation of registrant’s name into English)

Sovereign House

Vision Park

Histon

Cambridge CB24 9BZ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On August 6, 2015, GW Pharmaceuticals plc (the “Company”) issued a press release announcing its third quarter financial results. The press release is attached as Exhibit 99.1 and is incorporated by reference herein. On August 6, 2015, the Company also issued a press release announcing that it received FDA Fast Track and European Medicines Agency (EMA) Orphan Designations for intravenous cannabidiol in the treatment of neonatal hypoxic-ischemic encephalopathy (NHIE). The press release is attached as Exhibit 99.2 and is incorporated by reference herein.

Exhibits
99.1	Earnings press release dated August 6, 2015
99.2	Press release dated August 6, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GW Pharmaceuticals plc

	By:	/s/ Adam George
	Name:	Adam George
	Title:	Chief Financial Officer

Date: August 7, 2015